4211 Yonge Street, Suite 615 Toronto, Ontario Canada M2P 2A9 www.imimedical.com

September 14, 2005

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
 Washington, D.C. 20549

Re:	File No. 001-31360
Form 20-F for the year ended December 31, 2004
Form 6-K/A Filed October 21, 2004

Dear Mr. Rosenberg:

You have asked us to clarify the reference to Iran and Syria in the License, Development and Supply Agreement between IMI and McNEIL PDI Inc. and McNEIL Consumer & Specialty Pharmaceuticals Division of McNEIL-PPC Inc. (“McNEIL”).

By way of background, this is a global agreement whereby IMI licensed the sales and marketing of its skin sterol technology, a medical device used as a predictor of cardiac risk, to McNEIL, a subsidiary of Johnson & Johnson Inc. Article 17.3 of the agreement discusses the minimum sales for each territory covered by the agreement and 17.3 (e) specifically refers to the countries of Africa and the Middle East, and mentions Iran and Syria among the list of countries.

First, let me explain that IMI only sells these products to its licensee, McNEIL, in Canada and the United States and does not sell directly to any other customers. McNeil is responsible for selling the products into the global community. IMI has no previous, existing or planned operations in Iran or Syria. Furthermore, I enclose a letter from McNEIL confirming that they have not conducted business with Iran or Syria and have no plans to conduct such business in the future as long as economic sanctions are in force.

In making these statements, IMI acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in this filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ron Hosking

Ron Hosking, CA
Vice President, Finance & CFO

Mr. Ron Hosking
Chief Financial Officer
IMI International Medical Innovations Inc. ("IMI")
42ll Yonge Street
Toronto, ON M2P 2A9

September 9, 2005

RE: Response to the letter sent to IMI by the United States Securities and Exchange Commission (the"SEC") dated September 2, 2005

Dear Mr. Hosking:

Thank you for forwarding to us the letter you received from the SEC dated September 2, 2005. As a subsidiary of Johnson & Johnson Inc. ("J&J"), McNeil Consumer Healthcare ("McNeil") strictly follows J&J's policy regarding export regulations:

J&J's policy is that all affiliates be aware of applicable export law and implement procedures and practices necessary to assure compliance with and adherence to applicable law when conducting international transactions.

In accordance with this policy and U.S. export regulations, McNeil has not conducted business with Iran, Syria, or any other country where economic sanctions have been implemented against that country by the United States. Additionally, McNeil does not anticipate conducting business with any country where economic sanctions have been implemented against that country by the United States.

Paragraph 17.3(e) of the License, Development and Supply Agreement with IMI should not have included Iran and Syria in the list of "Middle East" countries because McNeil has not and will not conduct business with these countries as long as economic sanctions have been implemented against these countries by the United States.

Sincerely,

/s/ Greg Josey

Greg Josey

Vice President of Finance
McNeil Consumer Healthcare